Third Amendment to Guaranty

This Third Amendment to Guaranty (the "Second Amendment") is made and entered into as of May 30, 2003, by and between Great Plains Energy Incorporated (the "Guarantor") and Coral Power, L.L.C. (the "Creditor"), and, each a "Party" and collectively the "Parties".

Witnesseth:

Whereas, Guarantor issued a certain guaranty dated as of September 12, 2002 in favor of Creditor relating to certain agreements or contracts between Strategic Energy, L.L.C. ("Strategic") and the Creditor, which guaranty was amended by that certain First Amendment to Guaranty and Second Amendment to Guaranty dated as of March 7, 2003, and May 9, 2003, respectively (as so amended, the "Guaranty"), and

Whereas, Guarantor and Creditor wish to further amend the Guaranty as set forth below.

Therefore, in consideration of the premises and of the mutual agreements herein contained, the receipt and sufficiency of which is acknowledged by Guarantor and Creditor, the Parties agree as follows:

Section 1. Amendment of Section 11(b). Section 11(b) of the Guaranty is hereby amended in its entirety to read as follows:

"(b)   Guarantor's aggregate liability to Creditor under this Guaranty is limited to and shall not exceed Twelve Million Two Hundred Thousand Dollars ($12,200,000)."

Section 2. Effectiveness of Amendment. This Third Amendment shall be effective as of the date first above written. Except as specifically amended herein, the Guaranty shall remain in full force and effect in accordance with its terms.

In witness whereof, the Parties have signed this Third Amendment as of the date first written above.

Great Plains Energy Incorporated

/s/Andrea F. Bielsker_____
Andrea F. Bielsker
Senior Vice President – Finance, Chief
Financial Officer and Treasurer

Coral Power, L.L.C.

By:_____
Name:_____
Title:_____